Mail Stop 3561

March 3, 2010

Via U.S. Mail and facsimile to (630) 573-7578

Peter A. Nicholson
Chief Financial Officer
RC2 Corporation
1111 W. 22nd Street, Suite 320
Oak Brook, Illinois 60523

>   **Re: RC2 Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 3, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 27, 2009**
>   **File No.: 000-22635**

Dear Mr. Nicholson:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director